EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Illumina, Inc. for the registration of $400,000,000 principal amount of its 0.625% convertible senior notes due 2014 and 9,161,160 shares of its common stock, and to the incorporation by reference therein of our report dated May 13, 2005 with respect to the consolidated balance sheet of Solexa, Inc. as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2004 included in Illumina, Inc.’s Current Report on Form 8-K dated February 1, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young llp
Cambridge, UK
August 10, 2007